SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July, 2026

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

NU HOLDINGS LTD. NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS To Be Held on August 6, 2026 NOTICE IS HEREBY GIVEN that an Annual General Meeting (“ AGM ”) of Nu Holdings Ltd. (the “ Company ” or “ we ”) will be held on August 6, 2026 at 8:00 a.m., Brasilia time (UTC-3). The AGM will be held at the offices of the Company, located at Rua Capote Valente, 39, Pinheiros, São Paulo-SP, 05409-000, Brazil. The AGM will be held in accordance with Cayman Islands law and the amended and restated memorandum and articles of association of the Company and shareholders can attend in person or electronically. You will be able to attend the AGM online by visiting meetnow.global/M5FDQAW . You will also be able to vote your shares online by attending the AGM via this webcast. To participate in the AGM online, you will need to review the information included on the proxy card or in the instructions that accompanied your proxy materials. AGENDA The AGM will be held for the purpose of considering and, if thought fit, passing and approving the following resolutions: 1. To resolve, as an ordinary resolution, that the Company's audited financial statements and the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2025 be approved and ratified. 2. To resolve, as an ordinary resolution, that the reelection of the individuals listed from “a” to “i”, as directors of the Company (the “Nominees”), each to serve for a term ending on the date of the next annual general meeting of the Members, or until such person resigns or is removed in accordance with the terms of the Memorandum and Articles of Association of the Company, be approved: a. David Vélez Osorno; b. Anita Mary Sands; c. David Alexandre Marcus; d. Diego Piacentini; e. Douglas Mauro Leone; f. Jacqueline Dawn Reses; g. Luis Alberto Moreno Mejía; h. Rogério Paulo Calderón Peres; i. Thuan Quang Pham. Further details regarding the proposals are set out in the attached proxy statement (which proxy statement is hereby incorporated into this notice by reference). The board of directors of the Company (the “ Board ”) has fixed the close of business on June 26, 2026, Brasilia time (UTC-3) as the record date (the “ Record Date ”) for determining the shareholders of the Company entitled to receive notice of the AGM or any adjournment thereof. The holders of record of the Class A ordinary shares and the Class B ordinary shares of the Company as at the close of business on the Record Date are entitled to receive notice of and attend the AGM and any adjournment thereof. Please refer to the proxy card which is attached to and made a part of this notice. The proxy statement and the proxy card are also available for viewing on the Investor Relations section of our website at https://www.investidores.nu/annual-general-meeting/ and on the SEC’s website at https://www.sec.gov .. Your vote is important. If you do not plan to attend the AGM either in person or virtually then you are urged to complete, sign, date and return the accompanying proxy card to us, in accordance with the instructions set out therein, as promptly as possible and in any case by no later than 11:59 p.m., Eastern Time, on August 4, 2026 to ensure your representation at the AGM. The Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 was filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 16, 2025 (the “Form 20-F”). Shareholders may obtain a copy of the Form 20-F, free of charge, from the Company’s website at https://www.investidores.nu/ and on the SEC’s website at https://www.sec.gov or by contacting the Company’s Investor Relations Department by email at investors@nubank.com.br . In addition to the other information included in the Form 20-F, you will find in the Form 20-F biographies for the incumbent members of the Board. The Board recommends that shareholders of the Company vote “FOR” the resolutions at the AGM. Your vote is very important to the Company. By Order of the Board of Directors, /s/ David Vélez Osorno Name: David Vélez Osorno Title: Chairman of the Board of Directors Dated: July 6, 2026 Registered Office: c/o Campbells Corporate Services Limited Floor 4, Willow House, Cricket Square Grand Cayman KY1-9010 Cayman Islands

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Guilherme Souto
Guilherme Souto Investor Relations Officer

Date:  July 6, 2026